[CAMPBELL RESOURCES LOGO]                               [WOLFDEN RESOURCES LOGO]

                                  PRESS RELEASE
                              For immediate release

       WOLFDEN TO PROCEED WITH BACHELOR LAKE JOINT VENTURE - DUE DILIGENCE
                  SAMPLING CONFIRMS HIGH-GRADE GOLD POTENTIAL

MONTREAL, JULY 15, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF) and WOLFDEN RESOURCES INC. (TSX-V:YWO) are pleased to announce that Wolfden has completed its due diligence on the Bachelor Lake Property, and has notified Campbell of its intention to proceed with the option to acquire a 50% interest in the Property from Campbell's subsidiary GeoNova Explorations Inc..

The agreement provides for Wolfden to acquire its 50% interest in the Bachelor Lake project by funding $3,000,000 in exploration over three years, including $1,500,000 in the first year, and by issuing 50,000 common shares of Wolfden or paying $100,000 on the first and second anniversaries.

Due diligence consisted of an assessment of the mine and mill facility, which were noted to remain in very good condition. Check sampling and assaying was performed on selected intervals from deep drilling performed from the bottom level of the mine in 1990, which indicated that the "Main Vein" is richer and wider at depth than from the upper levels mined during the mine's history. THE WOLFDEN ASSAYING CONFIRMS THE WIDE, HIGH-GRADE NATURE OF THE DEPOSIT AT DEPTH. The following table provides the results from due diligence sampling (note that only portions of the drill holes and intersections were sampled):

--------------------------------------------------------------------------------
Hole No.      Intersection       Int.          Au           Int.            Au
                 (feet)         (feet)      (oz/ton)      (meters)        (g/t)
--------------------------------------------------------------------------------
BL-12-15       180.0-193.9       13.9         0.24          4.24           8.10
  Incl.        186.0-193.9        7.9         0.38          2.41          13.13
--------------------------------------------------------------------------------
BL-11-11       236.0-249.5       13.5         0.62          4.11          21.24
--------------------------------------------------------------------------------
BL-12-4        708.7-729.0       20.3         0.47          6.19          15.98
--------------------------------------------------------------------------------
BL-12-4       757.0-777.25      20.25         0.31          6.17          10.60
--------------------------------------------------------------------------------

                 Assays by Accurassay Laboratories, Thunder Bay

Qualified Person: Sampling and assaying was conducted under the supervision of Mr. Iain F. Downie, P. Eng. Mr. Downie is a qualified person as defined by National Instrument 43-101. He has 40 years of experience in mining exploration.

The Bachelor Lake Property is located in Lesueur Township of the Abitibi region of Quebec, and is comprised of 50 mining claims and two mining concessions covering a total area of 1,840 hectares. The Bachelor Lake deposit is estimated to contain an undiluted measured mineral resource of 204,454 tons grading 0.257 oz Au/ton and an indicated mineral resource of 216,685 tons grading 0.315 oz Au/ton in three zones (Main, B and A). It also contains an undiluted inferred mineral resource of 256,285 tons grading 0.304 oz Au/ton. (Mineral resource estimations were previously disclosed in a Campbell, March 28, 2001 Press Release and Joint Management Information Circular of May 10, 2001). THE BACHELOR LAKE MINE SITE INCLUDES AN OFFICE, A SHOP, A DRY, A COMPRESSOR ROOM, A HEADFRAME, AND A 500 TON PER DAY MILL WITH A CYANIDATION PLANT AND CRUSHER ROOM.

Exploration, which will include dewatering of the mine workings, rehabilitation, and underground drilling, is expected to begin during the summer of 2003.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:


CAMPBELL RESOURCES INC.                      WOLFDEN RESOURCES INC.

Andre Y. Fortier,                            Ewan S. Downie,
President and Chief                          President and Chief
  Executive Officer                            Executive Officer
Tel.: 514-875-9037                           Telephone: (807) 346-1668
E-MAIL: afortier@campbellresources.com       Email: wolfden@baynet.net
                                             Website: www.wolfdenresources.com
Alain Blais,
VP, Geology and developpement
Telephone:  (418) 748-7691
E-mail: ablais@campbellresources.com





RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com



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